Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

PROXY INFORMATION

Solicitation Of Proxies

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of Lorus Therapeutics Inc. (the “Corporation”, “Lorus”, “we” or “our”) to be held on Thursday, November 18, 2004 at 4:00 p.m. (Toronto time) at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting.  It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation.  The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.  The total cost of the solicitation will be borne by Lorus. The information contained herein is given as at October 7, 2004 except where otherwise noted.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of the management of the Corporation and are directors or officers of the Corporation. A shareholder who wishes to appoint some other person to represent the shareholder at the Meeting may do soby inserting such person’s name in the blank space provided in the enclosed form of proxy. Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 5:00 p.m. (Toronto time) on Tuesday, November 16, 2004 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Non-Registered Holders

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Only registered holders of our common shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, common shares beneficially owned by a non-registered holder are registered either:

(a)
in the name of an intermediary that the non-registered holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited, or “CDS”) of which the intermediary is a participant.

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this Circular, the form of proxy, and the 2004 annual report which includes management’s discussion and analysis (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom we have not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as ADP Investor Communications, or “ADP IC”) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy.  The purpose of these forms is to permit non-registered holders to direct the voting of the shares they beneficially own.  Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A.
Voting Instruction Form.  In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form.  If the non-registered holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.  If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

or

B.
Form of Proxy.  Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered holder but which is otherwise uncompleted.  If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above.  If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation

A registered shareholder who has given a proxy may revoke the proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

(b)
depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing: (i) at our registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner permitted by law.

A non-registered holder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives:

•	FOR the election of directors;

•	FOR the appointment of auditors;

•
FOR the resolution ratifying the amendment to the Corporation’s 1993 Stock Option Plan (as defined below) to extend the expiry time of options granted under our 1993 Stock Option Plan from five years to 10 years, as set forth in Appendix “B” attached to this Circular and described under the heading “Special Business - Amendment to Our Stock Option Plan”; and,

•
FOR the approval of the resolution ratifying the amendment to the Corporation’s By-Law No. 1, as set forth in Appendix “C” attached to this Circular and as described under the heading “Special Business - Amendment to By-Law No. 1”.

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

On October 7, 2004 we had outstanding 171,804,989 common shares.  Each holder of common shares of record at the close of business on October 7, 2004, the record date established for notice of the meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and makes a written demand, not later than the close of business on November 8, 2004, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

 PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding common shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment And Remuneration Of Auditors

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration of the auditors.

KPMG LLP was first appointed as our auditor in October 1994.  For fiscal 2004, fees for audit and audit related services provided by the auditors to the Corporation and its subsidiaries were $114,449, as compared to $79,000 in fiscal 2003.  Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management and other advisory services were $33,865 in 2004 compared to $45,707 in 2003.

Election Of Directors

Our board of directors currently consists of seven directors. All directors elected at the Meeting will hold office until our next annual meeting of shareholders or until their successors are elected or appointed.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the election of directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for the election as directors of the proposed nominees whose names are set forth below. All such nominees except for Dr. Gregory Curt are now directors and have been directors since the dates indicated below.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

The following table sets out the name of each of the persons proposed to be nominated for election as a director, all major positions and offices in the Corporation held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected or appointed a director of the Corporation and the approximate number of our common shares that each nominee has advised us are beneficially owned by, or subject to the control or direction of, such nominee.  The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee, a Human Resources and Compensation Committee (the “Compensation Committee”) and an Environmental Committee.  The members of these committees are indicated in the table below.

Name Of Director	Year First Elected/ Appointed A Director	Ownership Or Control Over Common Shares(1)
GREGORY CURT, M.D., Bethesda, Maryland Medical Director, Field Medical Group, AstraZeneca	-	-
J. KEVIN BUCHI(2), West Chester, Pennsylvania Senior Vice President and Chief Financial Officer, Cephalon Inc.	2003	50,000
DONALD W. PATERSON(2) (4) , Toronto, Ontario President, Cavandale Corporation (corporate consulting)	1991	125,260
ELLY REISMAN, Richmond Hill, Ontario President, Great Gulf Group of Companies	1999	1,485,508
ALAN STEIGROD(3), Newport Beach, CA Managing Director, Newport Health Care Ventures	2001	-
GRAHAM STRACHAN(2) (3)(4) (5), Toronto, Ontario President, GLS Business Development Inc.	2001	10,000
JIM A. WRIGHT, Oakville, Ontario President and Chief Executive Officer of the Corporation	1999	6,112,800(6)

(1)
In addition, as at May 31, 2004, the current directors hold, in aggregate, options to purchase 1,242,500 common shares.  These options were granted to the directors as consideration for services rendered as directors of the Corporation. See “Executive Compensation - Compensation of Directors”.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Environmental Committee.
(6)	Of the 6,112,800 common shares, 4,428,541 are owned directly by Dr. Wright and 1,684,259 are owned by a trust for the benefit of Dr. Wright’s spouse.

During the past five years each of the directors of the Corporation listed above has held his present principal occupation as set out above except: (i) Mr. Strachan who, prior to December 1999, was President and Chief Executive Officer of Allelix Biopharmaceuticals Inc., (ii) Dr. Curt, who was Clinical Director of the National Cancer Institute in Bethseda, Maryland from 1989 until 2002; and, (iii) Dr. Wright, who co-founded GeneSense Technologies Inc. (“GeneSense”), now our wholly owned subsidiary, in 1996, and served as its President, Chief Scientific Officer and a director before becoming our President and Chief Scientific Officer in October 1999 on our acquisition of GeneSense.  The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

SPECIAL BUSINESS

Amendment to Our 1993 Stock Option Plan

Our success is based in large part on key personnel, management and the board of directors. The ability to staff these positions with the desired individuals is a product of sustained efforts to recruit, motivate and retain desired personnel in a very competitive marketplace. Our granting of stock options is an important mechanism that we use to achieve the goals of recruitment, motivation and retention.

Our original stock option plan was established in 1993 (the “1993 Stock Option Plan”); however, due to significant developments in the laws relating to share option plans and our future objectives, we created a new stock option plan (the “2003 Stock Option Plan”), ratified by our shareholders at last year’s annual and special meeting, pursuant to which all future grants of stock options would be made.  Together, the number of common shares subject to options under the 1993 Stock Option Plan and the 2003 Stock Option Plan and to be reserved for issuance under the 2003 Stock Option Plan is 20,582,081 which represents 14,800,000 shares reserved for issuance under the 1993 Stock Option Plan, plus the reserve of an additional 5,782,081 shares under the 2003 Stock Option Plan. This represents approximately 12% of our outstanding common shares.

Options issued under the 1993 Stock Option Plan are exerciseable for a period of up to five years, whereas options issued under the 2003 Stock Option Plan are exerciseable for a period of up to 10 years.  By resolution approved on October 7, 2004, the board of directors authorized and approved an amendment to the 1993 Stock Option Plan whereby the expiry date of options granted under the 1993 Stock Option Plan was extended from five years to 10 years following the date of grant.

We believe that the extension of the exercise period gives employees who have been granted options pursuant to the 1993 Stock Option Plan the same rights as those employees whose options have been granted pursuant to the 2003 Stock Option Plan. This will assist us to retain our longer-serving employees, many of whom have been granted options under the 1993 Stock Option Plan.  As of the date of this Circular, 5,204,536 options remain outstanding under the 1993 Stock Option Plan.  Of those options, 3,689,053, or approximately 71%, are held by directors and officers of the Corporation, and 1,515,483 or approximately 29% are held by employees who are not directors or officers of the Corporation.  In addition, prior to the authorization and approval of the amendment to the 1993 Stock Option Plan by the board on October 7, 2004, of the options held by employees 265,845 options were to expire on October 28, 2004.  None of these options were held by directors or officers of the Corporation.  The price ranges for these options are (i) 33 cents per share to $2.50 per share for directors and officers, and (ii) 40 cents per share to $2.50 per share for employees.

At the Meeting, disinterested shareholders will be asked to ratify the amendment to the 1993 Stock Option Plan that extended the expiry date of options granted under the 1993 Stock Option Plan from five years to 10 years following the date of grant. The purpose of this proposed resolution is to recognize the important contributions of long-serving Lorus employees who were issued five year stock options under the 1993 Stock Option Plan.  The text of the proposed resolution is appended to this Circular as Appendix “B”.  In order to be effective, the resolution must be passed by a majority of the votes cast by disinterested shareholders at the Meeting.  To the best of the Corporation’s knowledge, the number of common shares excluded from voting on this proposed resolution which are held by directors, officers and employees, which insiders also hold options which are subject to the proposed amendment, is approximately 7,374,301.  If shareholders do not ratify the amendment to the 1993 Stock Option Plan, then the expiry date of options granted under the 1993 Stock Option Plan will remain as five years following the date of the grant and the 265,845 options originally set to expire on October 28, 2004 will expire and become unexerciseable.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the amendment to the 1993 Stock Option Plan, on any ballot that may be called for in the amendment to the 1993 Stock Option Plan, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy for the approval of the resolution ratifying the amendment to the Corporation’s 1993 Stock Option Plan to extend the expiry date of options granted under the 1993 Stock Option Plan from five years to 10 years, as set forth in Appendix “B” to this Circular. The board of directors of the Corporation recommends that shareholders vote for the resolution.

Amendment to By-Law No. 1

By resolution approved on October 7, 2004, the board of directors authorized and approved certain amendments to the Corporation’s By-Law No. 1, the particulars of which are set out in Schedule 1 to Appendix “C” to this Circular.  The purpose of the amendments is to allow a meeting of shareholders to be held by telephonic or electronic means and to allow a shareholder to vote through such means, as permitted by the Business Corporations Act (Ontario), to allow for electronic delivery of materials to shareholders and directors, and to amend the title of the Corporation’s By-Law to reflect the name “Lorus Therapeutics Inc.”.  These amendments to the By-Law No. 1 became effective upon being approved by the board of directors, however, the board is required to submit the By-Law amendments to shareholders at the Meeting for confirmation, rejection or amendment.

The shareholders will be asked to consider, and if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, an ordinary resolution confirming the By-Law amendment.  The text of this resolution is set out in Appendix “C” to this Circular.  If the By-Law amendments are not approved by shareholders at the Meeting, the By-Law amendments will cease to be effective.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by the proxy are to be voted against the amendment to By-Law No. 1, on any ballot that may be called for in the amendment of By-Law No. 1, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution ratifying the amendments to the Corporation’s By-Law No. 1, as set forth in Appendix “C” to this Circular. The board of directors of the Corporation recommends that shareholders vote for the resolution.

CORPORATE GOVERNANCE

Our board of directors is committed to ensuring that we have an effective corporate governance system, which adds value and assists us in achieving our objectives.  At Lorus, corporate governance means the process and structure used to supervise the Corporation’s business and affairs with the objective of enhancing shareholder value. The process and structure define the division of authority and responsibilities and establish mechanisms for achieving accountability by the board and management.

The Toronto Stock Exchange (“TSX”) has adopted 14 guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and evaluation of board members. Companies whose securities are listed on the TSX are required to annually disclose how their governance practices conform or depart from the Guidelines, but conforming with the Guidelines is not itself a requirement of listing.

We acknowledge the benefits received by us and our shareholders from the disclosure of governance practices and are committed to an ongoing process of disclosure and further implementation of the guidelines, where appropriate.  The disclosure is attached to this Circular as Appendix “A”.

There have been substantial developments in legislation and regulation related to corporate governance in both Canada and the United States. The corporate governance committee is in the process of reviewing and modifying, where applicable, our policies to ensure compliance with legislative requirements and acceptable corporate practice.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following tables and related narrative below present information about compensation for the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002 for our ‘‘Named Executive Officers’’ (determined in accordance with applicable rules).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	All Other Compensation ($)
Dr. Jim A. Wright President and Chief Executive Officer	2004 2003 2002	285,000 265,000 225,000	102,600 110,000 61,480	Nil Nil Nil	570,000 417,000 300,000	Nil Nil Nil
Dr. Aiping Young (1) Chief Operating Officer	2004 2003 2002	197,945 185,815 168,000	45,390 49,829 24,480	Nil Nil Nil	225,000 150,000 200,000	Nil Nil Nil
Ms. Ping Wei (2) Former Director of Finance and Comptroller; Former Acting Chief Financial Officer	2004 2003 2002	96,222 66,263 68,269	9,414 13,087 8,075	Nil Nil Nil	52,561 42,500 5,652	Nil Nil Nil
Mr. Shane Ellis Vice-President, Legal Affairs and Corporate Secretary	2004 2003 2002	148,288 139,252 130,250	34,003 31,838 18,023	Nil Nil Nil	150,000 125,000 100,000	Nil Nil Nil
Ms. Suzanne Cadden (3) Former Vice President, Clinical and Regulatory Affairs	2004 2003 2002	174,503 166,628 126,373	32,318 47,275 19,503	Nil Nil Nil	75,000 135,000 63,300	74,214 Nil Nil

(1)           Dr. Aiping Young was promoted to the position of Chief Operating Officer on November 20, 2003.  As a result, Dr. Young’s salary for 2004 represents approximately six months compensation as Chief Technology Officer and six months compensation as Chief Operating Officer.

(2)           Ms. Wei was our Former Director of Finance and Comptroller and acted in the capacity of an interim Acting Chief Financial Officer from January 2003 until September 2004.  As a result, Ms. Wei’s salary for 2004 represents approximately five months compensation as Acting Chief Financial Officer and seven months compensation as Director of Finance and Comptroller.
(3)            Ms. Cadden resigned from her position on April 30, 2004.  The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Ms. Cadden.

Stock Option Incentive Compensation

The following tables set forth the options granted to and exercised by each of the Named Executives during the year ended May 31, 2004:

Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dr. Jim A. Wright President and Chief Executive Officer	300,000 (1) 270,000(2)	11.41 10.27	1.23 1.17	1.23 1.17	16-Jul-2008 9-Sep-2008
Dr. Aiping Young Chief Operating Officer	75,000 (1) 150,000(2)	2.85 5.70	1.23 1.17	1.23 1.17	16-Jul-2008 9-Sep-2008
Ms. Ping Wei Former Director of Finance and Comptroller; Former Acting Chief Financial Officer	52,561	2.00	1.23	1.23	16-Jul-2008
Mr. Shane Ellis Vice-President, Legal Affairs and Corporate Secretary	75,000 (1) 75,000(2)	2.85 2.85	1.23 1.17	1.23 1.17	16-Jul-2008 9-Sep-2008
Ms. Suzanne Cadden Former Vice President, Clinical and Regulatory Affairs	75,000	2.85	1.23	1.23	16-Jul-2008(3)

(1)
These options were granted on July 17, 2003 in respect of corporate and personal performance during the year ended May 31, 2004. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversary of the date of granting.  The exercise price of all the $1.23 options was the closing price of our common shares on the TSX on July 15, 2003.

(2)
These options are incentive options granted to certain Named Executive Officers to purchase common shares of the Corporation.  The options vest immediately upon the attainment of specific undertakings; failing to achieve the undertakings will result in forfeiture on the specified deadline. These options granted were presented net of forfeiture.

(3)	These options expired three months after Ms. Cadden’s departure from the Corporation.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2004 ($) Exercisable/ Unexercisable
Dr. Jim A. Wright President and Chief Executive Officer	Nil	Nil	618,500/658,500	78,210/15,210
Dr. Aiping Young Chief Operating Officer	Nil	Nil	378,723/309,574	38,250/0
Ms. Ping Wei Former Director of Finance and Comptroller Former Acting Chief Financial Officer	Nil	Nil	25,489/75,224	Nil
Mr. Shane Ellis Vice-President, Legal Affairs and Corporate Secretary	Nil	Nil	530,006/206,250	72,653/0
Ms. Suzanne Cadden Former Vice President, Clinical and Regulatory Affairs	Nil	Nil	187,475/150,000(1)	Nil

(1)	These options expired three months after Ms. Cadden’s departure from the Corporation.

EQUITY COMPENSATION PLANS

Performance Based Compensation Plans

Executive officers of the Corporation, including the Named Executive Officers (collectively the “Executive Officers”), are eligible to participate in a performance related compensation plan (the “Compensation Plan”). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase common shares under our 2003 Stock Option Plan. The potential annual cash bonus and annual granting of options to each Executive Officer are conditional upon the achievement by the Corporation and each Executive Officer of predetermined objectives reviewed by the Compensation Committee and approved by our board of directors.  See “Compensation Committee” and “Report on Executive Compensation”.

Our employees other than Executive Officers participate in a separate performance bonus plan which provides for the annual granting of options to purchase common shares under the 2003 Stock Option Plan.  We also grant options to purchase common shares to certain employees upon commencement of their employment with us.  During the year ended May 31, 2004, we granted options to employees other than Executive Officers to purchase 829,573 common shares, being 32% of the total incentive stock options granted under the 2003 Stock Option Plan during the year to employees and Executive Officers.

Directors’ and Officers’ Alternate Compensation Plan

We have a directors’ and officers’ alternate compensation plan (the “Alternate Compensation Plan”).  Under the Alternate Compensation Plan, we have the option of paying annual fees (the “Annual Fees”) to directors who are not full time employees of the Corporation (“Participating Directors”) by the allotment and issuance from treasury to each of the Participating Directors of such number of common shares as is equivalent to the cash value of the Annual Fees.  Under the Alternate Compensation Plan, the Compensation Committee may at any time during the period between annual meetings of the shareholders of the Corporation recommend the allotment and issuance of common shares from treasury in satisfaction of Annual Fees otherwise payable in cash to Participating Directors. The board of directors may then formally allot and issue the common shares at an issue price equal to the closing price of our common shares on the TSX on the day of, or the day immediately preceding, such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the stock exchanges or other market(s) upon which the common shares are from time to time listed for trading and any other applicable regulatory authority (collectively, the “Regulatory Authorities”).

In addition, the Alternate Compensation Plan permits us, at our option, to satisfy the meeting attendance fees (the “Meeting Fees”) earned by the Participating Directors as a result of attendance at board meetings held between annual shareholder meetings by the allotment and issuance of common shares. The issue price is equal to the closing price of the common shares on the TSX on the day of, or the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

The Alternate Compensation Plan also permits us, at our option, to provide for the payment of all or part of the performance bonuses (the “Performance Bonuses”) for certain of our employees (the “Participating Employees”), which bonuses would otherwise be payable entirely in cash, through the issuance of common shares. Under this aspect of the Alternate Compensation Plan, the Compensation Committee may at any time recommend the allotment and issuance of common shares from treasury to one or more Participating Employees in satisfaction of Performance Bonuses established in accordance with criteria set by the board of directors (in consultation with the Compensation Committee). The issue price for the common shares will be at a price equal to the closing price of our common shares on the TSX on the day of, or the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities. The board of directors will not be obliged to allot and issue common shares to Participating Employees. However, if the board of directors elects to meet its obligations to satisfy Performance Bonuses through the allotment and issuance of common shares, it will do so by passing a resolution allotting and issuing the appropriate number of common shares only if and when the criteria for payment of the related Performance Bonuses are met.

The Alternate Compensation Plan is administered by the board of directors (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the board of directors without shareholder approval, provided that the maximum number of common shares which may be issued under the Alternate Compensation Plan is not in excess of 2,500,000 common shares.  Common shares issued under the Alternate Compensation Plan will be subject to trading or resale restrictions under any applicable laws. The board of directors may terminate the Alternate Compensation Plan any time before or after any reservation, allotment or issuance of common shares thereunder.

Deferred Profit Sharing Plan

We have a Deferred Profit Sharing Plan (“DPSP”) matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee’s Group RRSP account up to a maximum of three percent (3%) of the employee’s gross earnings.  We began making contributions to the employees’ Group Retirement Savings Plan in fiscal 1998.  Beginning February 2001, our contributions have been paid into an employer-sponsored DPSP.

Directors’ and Officers’ Deferred Share Unit Plan

We created a deferred share unit plan for directors and officers (the “Deferred Share Unit Plan”).  Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their Annual Fees from us in deferred share units.  Under the Deferred Share Unit Plan, the Compensation Committee

may at any time during the period between the annual meetings of our shareholders, recommend the Corporation credit to each Participating Director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the shares.  The fair market value of the shares is determined as the closing price of our common shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

In addition, the participating directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for Meeting Fees earned by the Participating Directors as a result of attendance at meetings of the board of directors held between the annual meetings of our shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the Meeting Fees to be deferred divided by the fair market value of the shares, being the closing price of the common shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the board of directors (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the board of directors without shareholder approval.  When a Participating Director ceases to hold the position of director and is no longer otherwise employed by us, the Participating Director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of our common shares on the date of termination, or (b) the number of common shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax.  The board of directors may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

We have employment agreements with each of the Named Executive Officers.  These agreements provide for a notice period in the event of termination without cause or a resignation due to change in role as a result of a change in control equal to 12 months.  Other than the President and Chief Executive Officer who reports directly to the board of directors, each Named Executive Officer reports to the Chief Executive Officer. The bonus and options allocation of the President and Chief Executive Officer is determined by the board of directors, whereas the bonus and options allocation of each Named Executive Officer is as recommended to the board of directors by the Chief Executive Officer.  The bonus is awarded based 75% on achievement of corporate objectives and 25% on achievement of the Named Executive Officer’s objectives.  Vacation allocation on a calendar year basis for each Named Executive Officer is four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.  Each employment agreement provides that the Corporation may at any time assign the Named Executive Officer to perform other functions that are consistent with the Named Executive Officer’s skills, experience and position within the Corporation.  Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2004 were as set out in the above Summary Compensation Table.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

The board of directors, upon the advice of the Compensation Committee, determines executive compensation.  During the period from June 1, 2003 to January 16, 2004, the Compensation Committee was comprised of three directors who were not employees or officers of the Corporation, Mr. Strachan, Mr. Capizzi, and Mr. Steigrod.  Since January 16, 2004, the Compensation Committee has been comprised of two directors who were not employees or officers of the Corporation, Mr. Strachan and Mr. Steigrod.  Mr. Steigrod is Chair of the Compensation Committee.  The Compensation Committee met five times during the above period.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review, and advise the board of directors on, the recruitment, appointment, performance, compensation, benefits and termination of Executive Officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 2003 Stock Option Plan, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee towards Executive Officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented Executive Officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of our Executive Officers and our shareholders. The key components of Executive Officer compensation are base salary, potential annual cash bonuses and annual participation in the 2003 Stock Option Plan.

Base Salary - Initial Stock Options

Base salary for each Executive Officer is a function of the individual’s experience, past performance and anticipated future contribution. The Compensation Committee uses private and public compensation surveys to assist with the determination of an appropriate compensation package for each Executive Officer.

Executive Officers are granted stock options on the commencement of employment with us in accordance with the responsibility delegated to each Executive Officer for achieving corporate objectives and enhancing shareholder value.

Potential Annual Cash Bonuses and Annual Participation in the 2003 Stock Option Plan

Generally, potential annual cash bonuses and annual awards of options under the 2003 Stock Option Plan for each Executive Officer are conditional in part upon the achievement by the Corporation of predetermined scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives, and in part upon the achievement by each Executive Officer of individual performance objectives.  Executive Officer individual performance objectives for each fiscal year are consistent with corporate objectives and each Executive Officer’s role in achieving them.  All corporate and Executive Officer objectives are predetermined by the board of directors after review by the Compensation Committee.  Seventy-five percent of each Executive Officer’s potential annual cash bonus is conditional upon the achievement of corporate objectives with the remaining twenty-five percent being conditional upon the achievement of individual Executive Officer objectives. The Compensation Committee reserves the right to recommend to the board of directors the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each Executive Officer, during the year ended May 31, 2004, the potential annual cash bonuses are 20% of base salary when all corporate and individual Executive Officer objectives were achieved, increasing to 30% of base salary when the corporate and individual Executive Officer objectives were significantly overachieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and are included in the Summary Compensation Table in the year in respect of which they are earned.

There is a potential for an annual allocation from our 2003 Stock Option Plan for each Executive Officer when all Corporate and Executive Officer objectives are achieved.  The allocation of options is approved by the Compensation Committee of the Corporation and options are priced using the closing market price of the Corporation’s common shares on the TSX on the last trading day prior to the date of grant.  Options to purchase common shares expire five years from the date of grant and vest over three years. The granting of options to purchase common shares is included in the Summary Compensation Table in the year that they are earned.

President and Chief Executive Officer Compensation

The performance of the President and Chief Executive Officer for the 2004 financial year was measured in the following areas:

•
Virulizin clinical study - expansion of the Phase III clinical trial of Virulizin to at least 70 sites and to screen 400 - 500 patients and enroll 200 - 250 patients to be on target for full enrolment by Q4 2004;

•
Antisense clinical studies - a) complete the analysis of the Phase II trial of GTI-2040 in renal cell carcinoma; and if resources are available design and implement a further clinical study of the drug; b) in cooperation with the U.S. National Cancer Institute advance the clinical program for GTI-2040 by initiating at least five new clinical trials; and, c) complete a clinical research report on the Phase I clinical trial of GTI-2501 and initial a Phase II clinical trial in prostate cancer;

•	Manufacturing - Develop a scale-up manufacturing process for Virulizin to meet appropriate milestones to be on target for an NDA submission;

•	Technology - Diversify the Lorus product portfolio further by either acquiring a new technology or by developing a new in-house drug program;

•
Investor Relations - Broaden sell-side coverage to five investment houses with at least one in the U.S.A. that have Lorus on their cover list and at least three that have published reports on Lorus; and,

•	Finance - Have at least two years of operating cash.

Submitted by the Human Resources and Compensation Committee of the Board of Directors:

Alan Steigrod (Chair)
Graham Strachan

PERFORMANCE GRAPH

The following graph illustrates our cumulative total shareholder return (assuming a $100 investment) for our common shares on the TSX as compared with The S&P/TSX Composite Total Return Index Value during the period May 31, 1999 to May 31, 2004.  From December 23, 1998 to February 23, 2004, the Common Shares traded on the OTC-BB under the symbol “LORFF”.  Since February 23, 2004 the Common Shares have traded on the American Stock Exchange under the symbol “LRP”.

COMPENSATION OF DIRECTORS

During the fiscal year ended May 31, 2004, each director who was not an officer of the Corporation or a representative of a shareholder was entitled to receive 50,000 stock options (the Chair received 100,000)

and, at his election, shares, deferred share units and/or cash compensation for attendance at board committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per board meeting attended ($4,500 to the Chairman of a board meeting).  Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000).  Members of the Compensation and Human Resources committee received an annual fee of $5,000, and members of the Corporate Governance and Environmental Health and Safety committees received annual fees of $4,000 (the Chair of each of the three committees received $5,000)

In November 2003, stock options to purchase 350,000 common shares at a price of $1.03 per share expiring November 1, 2013 were granted, in aggregate, to our directors in this regard.  In addition, the Corporation reimbursed the directors for expenses incurred in attending Meetings of the board of directors and Committees of the board.

Directors are entitled to participate in our Alternate Compensation Plan and our Deferred Share Unit Plan.  See "Equity Compensation Plans - Directors and Officers’ Alternate Compensation Plan” and “Equity Compensation Plans - Directors and Officers’ Deferred Share Unit Plan”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the last fiscal year ended May 31, 2004 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	# of Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	# of Shares remaining available for future issuance under the Equity Compensation Plans
Plans approved by Shareholders(1)	6,372,813	$1.05	6,697,521

Plans not approved by Shareholders	-	-	-

Total	6,372,813	$1.05	6,697,521

(1)	This includes options granted and reserved for issuance pursuant to our 1993 Stock Option Plan, 2003 Stock Option Plan, and our Alternate Compensation Plan.

INDEBTEDNESS

The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of common shares in fiscal 2004. As of May 31, 2004 and at all times throughout the fiscal year, there was no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.

USE OF PROCEEDS

In our prospectus dated June 3, 2003, we indicated that the proceeds to be received from that financing would be used as follows:  (i) $12 million for the product development of our immunotherapy platform; (ii) $11 million for the product development of our antisense platform; and, (iii) $2 million for pre-clinical and discovery programs.  We anticipated that the balance of the funding would be used for working capital and general corporate purposes.  During fiscal 2004, we incurred $19.9 million in research and development expenses in respect of our immunotherapy platform, $6.7 million in respect of our antisense platform, and $200,000 in respect of our pre-clinical and discovery programs.  The additional spending in respect of our immunotherapy platform was funded through cash and short-term investments held by us prior to the 2003 offering, and is the direct result of the expansion of our Virulizin® Phase III clinical trial.  The spending anticipated in the 2003 prospectus on our antisense platform and pre-clinical and discovery programs was to be incurred over a number of years, not solely in 2004.

DIRECTOR’S AND OFFICER’S LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities.  The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with some exceptions).  For the period June 1, 2003 to May 31, 2004, the premium cost of this insurance was $144,855.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above under the heading “Executive Compensation”, during the financial year of the Corporation ended May 31, 2004, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all common shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

OTHER BUSINESS

Management of the Corporation knows of no matter to come before the Meeting other than the matters referred to in the notice of Meeting.

ADDITIONAL INFORMATION

Information contained herein is given as of October 7, 2004, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Lorus, including our most current annual information form (together with documents incorporated therein by reference), our 2004 annual report containing our comparative consolidated financial statements for the financial year ended May 31, 2004, together with the report of the auditors thereon, management’s discussion and analysis of our financial condition and results of operations for fiscal 2004, our interim financial statements for periods subsequent to the end of our last financial year, can be found on the Canadian Security Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as and additional copies of this Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable. Financial information of the Corporation is provided in our comparative consolidated financial statements for the year ended May 31, 2004 and management’s discussion and analysis of our financial condition and results of operations for fiscal 2004.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

(signed) SHANE A. ELLIS
October 7, 2004	Vice President of Legal Affairs and
Corporate Secretary

APPENDIX “A”

Statement Of Corporate Governance Practices

The TSX Guidelines emphasize the importance of board-member independence and the responsibility of the Board for adopting a strategic planning process, identifying and monitoring risks and overseeing risk management, succession planning for senior management, overseeing corporate communications and adopting internal control and management information systems.  We subscribe to the principles enunciated in the guidelines.

Our Board has established a Corporate Governance and Nominating Committee to help us set in place corporate governance guidelines, to the extent they are practical for the Corporation.  The Corporate Governance and Nominating Committee has reviewed the guidelines and the Corporation’s own corporate governance practices, with input and guidance from the Board.  The following table sets forth the 14 TSX Guidelines, together with a summary of our position with respect to each guideline:

TSX Guidelines	Comments
(1)	The board should explicitly assume responsibility for stewardship of the Corporation, and as part of the overall stewardship responsibility, should assume responsibility for the following matters:
  The Board of Directors has assumed responsibility for the stewardship of the Corporation by overseeing the management and operations of the business and supervising management, which is responsible for the day-to-day conduct of the business.

  The Board Policy Manual and the terms of reference of the Board of Directors, committees and individual directors set out the purpose, procedure and organization, and responsibilities and duties of the Board and its committees.

(a)	adoption of a strategic planning process;
The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Corporation.  The Corporation’s goals and strategies are prepared and reviewed together by management and the Board on an annual basis and are a primary component of the Board’s annual agenda.

The Board as a whole participates in discussions on corporate strategy and, where appropriate, approves the strategies and implementation plans recommended by management.
Implementation of the strategic plan is the responsibility of management. The Board provides guidance but does not become involved in day-to-day matters.
Management reports to the Board on the Corporation’s progress in achieving the strategic objectives set out in the strategic plan.

TSX Guidelines	Comments
(b)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;
The Board, through its committees and as a whole, believes that it understands the specific risks of the Corporation’s business. The Corporate Governance and Nominating Committee has established a review process to assign responsibility for principal risks among the Board as a whole and the committees of the Board.

Management reports to the Board or committees of the Board on a regular basis on the status of key risk areas.

The Board reviews and approves the Corporation’s annual capital and operating budgets.  The Audit Committee reviews performance against budgets on a quarterly basis.

(c)	succession planning, including appointing, training and monitoring senior management;
The Human Resources and Compensation Committee periodically reviews the Corporation’s organizational plan and structure and annually reviews the senior executive succession plan, recommending the same to the Board for approval.

The Corporation’s Human Resources and Compensation Committee, composed of unrelated directors, monitors the performance of senior management and reports to the whole Board.

(d)	a communications policy for the corporation; and
A formal disclosure and communications policy has been developed which includes the assignment of responsibility for disclosure to a corporate communications team. It is intended that this team may consult with professional advisors and/or Board members as appropriate in the circumstances.

The Corporation has established a policy addressing employee and insider trading.  Among other things, the policy requires that the Corporation set trading blackouts for employees and directors in advance of news releases and/or in other circumstances as appropriate.

(e)	the integrity of the corporation’s internal control and management information systems.
The Board has appointed an Audit Committee composed of independent directors that reviews compliance of financial reporting with accounting principles and appropriate internal controls.  The Audit Committee meets quarterly with management and periodically with the external auditors to review financial statements, internal controls and other matters.  The Audit Committee reports to the Board prior to the approval of the quarterly and annual financial statements.

TSX Guidelines	Comments
(2)
A majority of directors should be “unrelated” (independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholding).

The Corporation’s Board is constituted of a majority of unrelated directors.  The only related Board member is Dr. Jim Wright, the Corporation’s President and Chief Executive Officer.  The other Board members are unrelated.  The Corporation does not have any significant shareholders (i.e. holders of 10% or greater of the outstanding common shares of the Corporation).

(3)
The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

Dr. Jim Wright is a related Board member, as he is the President and Chief Executive Officer of the Corporation.  If elected at the Meeting, the Board has determined that Dr. Wright will be the only director who is a related director.

The remainder of the present directors and nominees for election to the Board at the Meeting are unrelated.  Additional disclosure on Board members, with respect to their business experience and backgrounds, can be found in our annual information form and in our annual report.

(4)
The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Corporation has established a Corporate Governance and Nominating Committee, which as part of its mandate, has the responsibility of recommending qualified candidates for the Board and annually reviewing the effectiveness of the Board and individual members of the Board.

All members of the Corporate Governance and Nominating Committee are unrelated directors.

(5)
The board should implement a process to be carried out by an appropriate committee, for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Corporate Governance and Nominating Committee has been mandated to ensure that the contribution of Board members, committees of the Board and the Board as a whole is reviewed on an annual basis.  A process is being established which will involve questionnaires to be completed by individual board members.  The Corporate Governance and Nominating Committee will review the findings of the questionnaires and will report the results regarding the Board members and Board committees to the Board.  Additionally, the Corporate Governance and Nominating Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

TSX Guidelines	Comments
(6)	The company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new directors.
The Corporation is developing a director’s orientation manual containing salient information about the Corporation including the operation of the Board and the committees of the Board.  Additionally, the Corporation provides new directors the opportunity to meet senior management both prior and subsequent to joining the Board.

Most Board meetings are held at the Corporation’s premises to give additional insight into the business.

The President and Chief Executive Officer, in conjunction with the Chairman of the Board, also periodically selects special educational or informational topics for presentation and discussion at Board meetings, which deal with the business and regulatory environment in which the Corporation operates, and the biopharmaceutical industry generally.

(7)
The board should examine its size, and, with a view to determining the impact upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

A Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and independence.  The Board has considered whether the current size of the Board permits such diversity and allows sufficient resources to carry out the duties of the Board.  The number of directors fixed for the coming year is seven.  From time to time the Board assesses the number of directors for Board effectiveness.

(8)	The board should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the risks and responsibilities involved in being an effective director.	It is in the mandate of the Human Resources and Compensation Committee to review the appropriateness and adequacy of directors’ compensation on an annual basis.
(9)
Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.
All Board committees are composed solely of non-management directors.

TSX Guidelines	Comments
(10)
The board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the company’s approach to governance issues.  The committee would, amongst other things, be responsible for the company’s response to these governance guidelines.

The Corporate Governance and Nominating Committee is made up of two outside directors, Graham Strachan and Donald Paterson. The committee met three times in fiscal 2004. The committee is responsible for and makes recommendations to the Board concerning the governance of the Corporation.  Included in the Corporate Governance and Nominating Committee mandate is the responsibility to:

1.       develop the Corporation’s approach to corporate governance issues;

2.       monitor the application of the Corporation’s governance principles and report to the Board on a regular basis; and

3.       review the mandates of the various Board Committees and recommend changes.

The committee has developed a code of ethics for the principal and senior officers of the Corporation. Such code is aimed at creating written standards that are reasonably designed to deter wrongdoing and to promote:

•           honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•           full, fair, accurate, timely and understandable disclosure in public communications and in reports and documents that are filed with or submitted to the all security regulatory authorities;

•           compliance with applicable laws, rules and regulations;

•           the prompt internal reporting of code violations to an such person or persons identified in the code; and

•           accountability for adherence to the code.

The code also contains a prohibition on taking any action to fraudulently influence, coerce, manipulate or mislead the auditors of the Corporation and prohibit retaliation against “Whistle Blowers” (employees who provide information or assist in a government or supervisory investigation of the Corporation).

TSX Guidelines	Comments

(11)
The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.

Position descriptions are being developed for all senior management including the President and Chief Executive Officer. Mandates have been established for all committees of the Board.  It is intended that the limits to management’s authority, and the circumstances where Board approval is required will be clearly defined.

The Corporation sets and approves corporate objectives as part of its annual budgeting process.  These objectives, together with the Corporation’s strategic plan, comprise the principal mandate of the President and Chief Executive Officer.  The President and Chief Executive Officer’s objectives also include the general mandate to maximize shareholder value.

The corporate objectives are reviewed quarterly by the Board and the President and Chief Executive Officer’s performance is review based on performance against these objectives.

(12)
The board should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a Chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”.

Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

The Chair of the Board is not a member of management and together with the Corporate Governance and Nominating Committee has the responsibility to ensure the Board discharges it responsibilities.  The Chair of the Board maintains open communication with all directors.  The Board meets independent of management quarterly.

TSX Guidelines	Comments
(13)
The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

The Audit Committee, which is composed entirely of outside directors, is responsible for reviewing audit functions and financial statements, and reviewing and recommending for approval for release to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management’s discussion and analysis and prospectuses. The Audit committee includes a director, J. Kevin Buchi, with financial expertise.

The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The Audit  Committee ensures that the auditor reports to the Audit Committee on (i) all critical accounting policies, (ii) alternative treatments of financial information that have been discussed with management and (iii) other material written communications with management.

The Audit Committee also ensures that management has effective internal control systems, an appropriate relationship with the external auditors and meets regularly with the external auditors, without management present.

(14)
The board of directors should implement a system to enable an individual director to engage an outside advisor, at the expense of the company in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
Individual directors may engage outside advisers at the Corporation’s expense, where appropriate, with the prior approval of the Corporate Governance and Nominating Committee.

APPENDIX  “B”

Resolution Amending the 1993 Stock Option Plan

BE IT RESOLVED THAT:

1.
subject to the receipt of any requisite regulatory approval, the resolution of the board of directors of Lorus Therapeutics Inc. approved on October 7, 2004 pursuant to which section 6 of the Corporation’s 1993 stock option plan (the “1993 Stock Option Plan”) was amended to provide that the expiry period for stock options granted pursuant to the 1993 Stock Option Plan and outstanding as of October 7, 2004, be extended to 10 years from the date of the grant, is hereby ratified and approved and that the directors of the Corporation be and are hereby authorized to make such ancillary amendments to the 1993 Stock Option Plan as, in their discretion, are necessary in order to give effect to this resolution; and

2.
any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

APPENDIX  “C”

Resolution Amending By-Law No.1 of the Corporation

BE IT RESOLVED THAT:

(1)
the resolution of the board of directors of Lorus Therapeutics Inc. approved on October 7, 2004 pursuant to which the Corporation’s By-Law No. 1 was amended is hereby ratified, approved and confirmed; and

(2)
any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

SCHEDULE 1 TO APPENDIX "C"

Pursuant to a resolution of the board of directors of Lorus Therapeutics Inc. (the “Corporation”) dated October 7, 2004, By-Law No. 1 of the Corporation was amended as follows:

(1)
The title of By-Law No. 1 is hereby amended by deleting the reference to the words “RML Medical Laboratories Inc.”, substituting “Lorus Therapeutics Inc.” therefor such that the title reads as follows:

                        “By-Law No. 1 of Lorus Therapeutics Inc.”

(2)	Article 7 of By-Law No. 1 is hereby amended by adding the following section after the current section 7.2:

“7.3  Electronic Meetings.  A meeting of shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.”

(3)	Article 10 of By-Law No. 1 is hereby amended by replacing the first sentence of the current section 10.1 with the following:

“10.1  General.  A notice or document required by the Act, the regulations thereunder, the articles or the by-laws of the Corporation to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to, the shareholder at his latest address as shown in the records of the Corporation or to the director at his latest address as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act, whichever is the more current, or may be sent by any electronic means that produces a written copy.”